Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The consolidated ratios of fixed charges to earnings for each of the years indicated are as follows:

	For the Twelve Months Ended December 31,
(dollars in thousands)	2017	2016	2015
Earnings:
Income before income taxes	$57,246	$54,205	$25,926
Plus: interest expense	14,432	10,755	8,415
Plus: estimate of interest within rental expense[1]	1,587	1,538	1,680

Earnings including interest on deposits	$73,265	$66,498	$36,021
Less interest on deposits	8,748	5,833	4,212

Earnings excluding interest on deposits	$64,517	$60,665	$31,809

Fixed charges (pre-tax):
Fixed charges including interest on deposits	$16,019	$12,293	$10,095
Less: interest on deposits	8,748	5,833	4,212
Fixed charges excluding interest on deposits	$7,271	$6,460	$5,883

Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	8.9	9.4	5.4
Including interest on deposits	4.6	5.4	3.6

1 interest expense within rental expense is estimated at 1/3 of rental expense